UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Results of the September 3, 2026 Extraordinary General Meeting

CCH Holdings Ltd (the “Company”) held its extraordinary general meeting of the members of the Company (the “Meeting”) on September 3, 2026, at 10:00 a.m. local time at No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia. Holders of a total of 13,632,419.10 ordinary shares, carrying in aggregate 61,260,419.10 votes, voted, out of a total of 19,815,727 ordinary shares issued and outstanding and entitled to vote at the Meeting, and therefore constituting a quorum as of the record date of August 17, 2026. All resolutions presented to the shareholders at the Meeting were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Company’s notice of the Meeting dated August 26, 2026.

The full text of each resolution was included in the notice of the Meeting, which was filed with the Securities and Exchange Commission on Form 6-K on August 26, 2026. The full text of each resolution is also available on the Company’s website, https://ir.chickenclaypothouse.com.my/.

The Third Amended and Restated Memorandum and Articles of Association of the Company, as adopted by way of a special resolution at the Meeting, is furnished as Exhibit 1.1 to this Report on Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH HOLDINGS LTD

By:	/s/ Goh Kok E
Name:	Goh Kok E
Title:	Chairman and Chief Executive Officer and Chief Operating Officer

Date:	September 3, 2026

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association of the Company

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